VARIABLE ANNUITY ACCOUNT C

Pension IRA

Individual Deferred Variable Annuity Contracts

ING Life Insurance and Annuity Company

Supplement Dated April 29, 2005 to
Contract Prospectus dated April 29, 2005

The information in this supplement updates and amends certain information contained in the Contract Prospectus dated April 29, 2005. You should read this supplement along with the Contract Prospectus.

The information for the ING Solution 2035 Portfolio and ING Solution 2045 Portfolio appearing in the Fund Expense Table beginning on page 7 of the Contract Prospectus is deleted and replaced with the following:

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING Solution 2035 Portfolio (Service Class) [17][18]	0.91%	-	0.27%	1.18%	0.04%	1.14%
ING Solution 2045 Portfolio (Service Class) [17][18]	0.94%	-	0.27%	1.21%	0.04%	1.17%